

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via E-mail
Zoltan Nagy
Chief Executive Officer
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re:** **Starflick.com**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed February 21, 2012**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your responses to the comments in our letter dated February 14, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary of Our Offering, page 5

Our Business, page 5

1. Please revise to disclose that your first film will have a budget of $70,000 to $170,000, depending upon how much money you raise in this offering. Refer to page 21.

Management's Discussion and Analysis or Plan of Operation, page 20

Plan of Operation, page 21

2. We note your disclosure on page 23 that you "may use the website submissions and voting in considering subsequent film projects." To the extent that you have plans to use the website submissions for future film projects, please disclose a time line and budget for such projects. To the extent that you do not currently have such plans, please disclose.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: <u>Via E-mail</u>
         Conrad C. Lysiak, Esq.
         The Law Office of Conrad C. Lysiak, P.S.